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                                                                    EXHIBIT 12.4

                  ALCO STANDARD CORPORATION AND SUBSIDIARIES
       RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                   (EXCLUDING CAPTIVE FINANCE SUBSIDIARIES)
                            (dollars in thousands)

                                                ------------------------------------------------------------------------
                                                  9/30/95          1994           1993           1992           1991
                                                -----------     ----------     ----------     ----------     -----------
Earnings
  Income (loss) from continuing
    operations                                  $   204,801     $   57,262     $   11,025     $   98,162     $    73,051
  Add:
    Loss from unconsolidated affiliate                             117,158          2,538
    Provision for income taxes                      129,067         77,792         11,512         64,592          46,221
    Fixed charges                                    90,468         73,751         62,535         50,595          52,951
                                                -----------     ----------     ----------     ----------     -----------
  Earnings, as adjusted               (A)       $   424,336     $  325,963     $   87,610     $  213,349     $   172,223
                                                ===========     ==========     ==========     ==========     ===========
Fixed charges and preferred stock dividends
  Other interest expense, including
    interest on capital leases                  $    55,838     $   43,802     $   40,189     $   31,680     $    37,426
  Estimated interest component of
    rental expense                                   34,630         29,949         22,346         18,915          15,525
                                                -----------     ----------     ----------     ----------     -----------
  Total fixed charges                                90,468         73,751         62,535         50,595          52,951

  Preferred stock dividends, as adjusted             24,811         19,002         15,613            129             227

  Total fixed charges and preferred             -----------     ----------     ----------     ----------     -----------
    stock dividends                   (B)       $   115,279     $   92,753     $   78,148    $    50,724     $    53,178
                                                ===========     ==========     ==========     ==========     ===========
Ratio of earnings to fixed charges
  and preferred stock dividends
                       (A) divided by (B)               3.7            3.5            1.1 *          4.2             3.2
                                                        ---            ---            ---            ---             ---

* Excluding the effect of the restructuring costs, the ratio of earnings to fixed charges and preferred stock dividends (excluding captive finance subsidiaries) for fiscal 1993 is 3.4.